SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Accelerate Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.001 per share par value

(Title of Class of Securities)

00430H 102

(CUSIP Number)

Jack W. Schuler c/o Accelerate Diagnostics, Inc. 3950 South Country Club, Suite 470 Tucson, Arizona 85714
(520) 365-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00430H 102
1	Names of Reporting Persons.
Jack W. Schuler
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds	PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	8,556,138
	8	Shared Voting Power	647,939
	9	Sole Dispositive Power	8,556,138
	10	Shared Dispositive Power	647,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person	9,204,077
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	22.0%
14	Type of Reporting Person	IN

CUSIP No. 00430H 102

This Amendment No. 3 amends and supplements that certain Statement on Schedule 13D filed on May 3, 2012 by Abeja Ventures, LLC (“Abeja”), as amended by that certain Amendment No. 1 filed on July 9, 2012 by Abeja, Jack W. Schuler (“Mr. Schuler”), John Patience and Lawrence Mehren, as amended by that certain Amendment No. 1 filed on March 20, 2013 by Mr. Schuler, as amended by that certain Amendment No. 2 filed on July 10, 2013 by Mr. Schuler (collectively, the “Schedule 13D”), with respect to the common stock, $0.001 per share par value (the “Common Stock”), of Accelerate Diagnostics, Inc., a Delaware corporation formerly known as Accelr8 Technology Corporation (the “Company”)

Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by adding the following information to Item 4:

On March 10, 2014, the Company filed a registration statement with the Securities and Exchange Commission for a proposed rights offering to holders of its common stock. Upon effectiveness of the registration statement, the Company intends to distribute non-transferable subscription rights to purchase an aggregate number of shares of Common Stock yet to be determined worth up to $45,000,000. Each stockholder of record on the record date will receive an as yet undetermined number of subscription rights per share at a subscription price per share yet to be determined. The Company expects the record date to be March 14, 2014 or later. Upon commencement of the rights offering, stockholders will be able to exercise their rights to purchase shares in the rights offering until the expiration date, which has not yet been determined. The Company plans to finalize the number of shares, price of shares, record date and expiration date for the rights offering shortly before the registration statement is declared effective by the SEC.

Mr. Schuler (as trustee of the Jack W. Schuler Living Trust and President of the Schuler Family Foundation) and the Company have entered into a Standby Purchase Agreement dated March 10, 2014 (the “2014 Standby Purchase Agreement”), under which Mr. Schuler (through the entities referenced above) has agreed to purchase any and all shares of Common Stock not subscribed for by the Company’s stockholders pursuant to the exercise of their subscription privileges. No fees or other consideration will be paid by the Company to Mr. Schuler in exchange for his commitment to purchase any and all unsubscribed shares of common stock following the rights offering. Any shares of common stock issued to Mr. Schuler in connection with the standby purchase commitment described above will be “restricted securities” as that term is defined in Rule 144 under the Securities Act of 1933, as amended. In light of Mr. Schuler’s commitment, the Company anticipates that it will receive $45,000,000 in proceeds (before expenses) if the rights offering is completed.

The acquisition of the shares by Mr. Schuler (through the entities referenced above) pursuant to the Standby Purchase Agreement is for investment purposes. Mr. Schuler may acquire additional shares of the Company from time to time and may dispose of any or all of the shares held by him at any time.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by adding the following information to Item 6:

The disclosure set forth under Item 4 of regarding the 2014 Standby Purchase Agreement is incorporated herein by reference.

CUSIP No. 00430H 102

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented by replacing Item 7 in its entirety with the information below.

Exhibit 1	Standby Purchase Agreement, dated March 10, 2014, by and among Jack W. Schuler as trustee of the Jack W. Schuler Living Trust, the Schuler Family Foundation and Accelerate Diagnostics, Inc.

CUSIP No. 00430H 102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 18, 2014	By:	/s/ Jack W. Schuler
Jack W. Schuler